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SEC FILE NUMBER
8-46023

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Gelband & Co., Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

62 Long Woods Lane
(No. and Street)

East Hampton (City) NY (State) 11937 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alan Gelband (Name) (646) 567-8975 (Area Code – Telephone Number) gelband@earthlink.net (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Raines and Fischer LLP
(Name – if individual, state last, first, and middle name)

555 Fifth Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

11/05/2009 (Date of Registration with PCAOB)(if applicable) 3760 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

RMS

OATH OR AFFIRMATION

I, Alan Gelband, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Gelband and Co., Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Alan Gelband

Title: President

Charlene B Metz
Notary Public

CHARLENE B. METZ
Notary Public, State of New York
No. 01ME4840643
Qualified in Queens County
Commission Expires Jan. 31, 2026

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GELBAND & CO., INC.

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021
TOGETHER WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM
(With Supplementary Information)

(Report Pursuant to Rule 17a-5)

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Gelband & Co., Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gelband & Co., Inc. (a New York State corporation) (the "Company"), as of December 31, 2021, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules 1 and 2 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Gelband & Co., Inc.'s financial statements. The supplemental information is the responsibility of Gelband & Co., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information contained in Schedules 1 and 2 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Raines & Fischer LLP

We have served as the Company's auditor since 2001.

New York, New York
February 28, 2022

GELBAND & CO., INC.
Statement of Financial Condition
As of December 31, 2021

ASSETS	
Cash and cash equivalents	$ 99,892
Due from affiliate	1,851
TOTAL ASSETS	$ 101,743
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Income taxes payable	$ 187
Total Liabilities	187
Commitments	
Stockholder's Equity:	
Capital stock, $.01 par; authorized, issued and outstanding 100 shares	1
Additional paid-in capital	71,355
Accumulated other comprehensive income	1,291
Retained earnings	28,909
Total Stockholder's Equity	101,556
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 101,743

The accompanying notes are an integral part of these financial statements.

GELBAND & CO., INC.
Statement of Operations
For the Year Ended December 31, 2021

Revenues:	
Fee income	$ 65,000
Interest and dividend income	13
Total revenues	65,013
Expenses:	
Operating expenses	61,658
Income before provision for income taxes	3,355
Provision for income taxes	187
Net income	$ 3,168

The accompanying notes are an integral part of these financial statements.

GELBAND & CO., INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2021

	Shares	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balances at December 31, 2020	100	$ 1	$ 71,355	$ 1,291	$25,741	$ 98,388
Contributions of capital	-	-	-	-	-	-
Net income	-	-	-	-	3,168	3,168
Balances at December 31, 2021	100	$ 1	$ 71,355	$ 1,291	$28,909	$101,556

The accompanying notes are an integral part of these financial statements.

GELBAND & CO., INC.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2021

Balance at December 31, 2020	$ -
Balance at December 31, 2021	$ -

The accompanying notes are an integral part of these financial statements.

GELBAND & CO., INC.
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash flows from operating activities:		
Net income	$	3,168
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in income taxes payable		130
Net Cash Provided By Operating Activities		3,298
Cash flows from investing activities:		
Net Cash Provided by Investing Activities		-
Cash flows from financing activities:		
Net Cash Provided By Financing Activities		-
Net Increase in Cash		3,298
Cash and cash equivalents - December 31, 2020		96,594
Cash and cash equivalents - December 31, 2021	$	99,892

Supplemental schedule of cash flow information

Cash paid during the year for:		
Interest	$	-
Income taxes	$	57

The accompanying notes are an integral part of these financial statements.

GELBAND & CO., INC.
Notes to Financial Statements
December 31, 2021

(1) Organization and Description of Business

Principal Business Activity

Gelband & Co., Inc. ("GELCO"), is a registered broker and dealer in securities pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

As of August 21, 2020, GELCO will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. GELCO has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts. GELCO's business activities are, and will remain as described herein and within its FINRA Membership Agreement.

(2) Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition

GELCO records its advisory fees as they are earned based on the services provided or in the case of success fees, upon successful completion of the service or consummation of the related transaction.

In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers are recognized when, or as, GELCO satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that GELCO determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring GELCO's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration GELCO expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, GELCO considers multiple factors, including the effects of variable consideration, if any.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year-end and the reported amounts of revenues and expenses during the year. Actual results could differ from these estimates.

Leases

In February 2016, the FASB issued (ASU) 2016-02, "Leases (Topic 842)". This update includes a lease accounting model that recognizes two types of leases – finance leases and operating leases. The standard requires that a lessee recognize on the statement of financial condition relating to leases with terms of more than twelve months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease. There was no effect on net income for the year ending December 31, 2021.

Fair Value Measurement

GELCO adopted fair value measurement standards prescribed by the FASB which defines fair value as the price received to transfer a financial asset or paid to transfer a financial liability in an orderly transaction between market participants at the measurement date. This standard also establishes a framework for measuring fair value, expands disclosures about fair value measurements and specifies a hierarchy of valuation techniques based on whether inputs to these valuation techniques are observable or unobservable. The fair values of cash, receivables, accounts payable and accrued expenses and other short-term obligations approximate their carrying values because of the short maturity of these financial instruments.

(3) Net Capital Requirements

GELCO is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, GELCO had net capital of $99,105 which was $94,105 in excess of its required net capital. GELCO's net capital ratio was .0019 to 1 based on aggregate indebtedness of $187.

(4) Possession or Control Requirements

GELCO does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff.

(5) Income Taxes

The provision for income taxes consists of the following:

Federal Income Tax	$	129
New York State Franchise Tax		33
New York City Income Tax		25
Total	$	187

Income Taxes (continued)

Effective January 1, 2009, GELCO adopted the authoritative guidance for uncertainty in income taxes included in ASC 740, *Income Taxes*, as amended by Accounting Standards Update ("ASU") 2009-06, *Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities.* This guidance requires GELCO to determine whether a tax position of GELCO is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. GELCO determined there are no uncertain tax positions that require financial statement recognition. GELCO's tax returns remain open for examination by tax authorities for a period of three years from when they are filed; the 2018, 2019, and 2020 Federal, New York State and New York City income tax returns are currently open for examination. As of December 31, 2021, there exists a net operating loss carryforward of approximately $4,062; this loss expires at various times through the year 2037.

(6) Related Party Transactions

Effective July 1, 2018, GELCO entered into an Administrative Services and Expense Funding Agreement (as amended from time to time) pursuant to which an affiliated company has agreed to provide certain accounting and administrative services to GELCO. $41,964 included in operating expenses on the accompanying statement of operations was incurred in connection with this Administrative Services and Expense Funding Agreement. As of December 31, 2021, there was $1,851 due from this affiliated company.

(7) Significant Customers

Fee income billed to two customers accounted for approximately 92%, and 8%, respectively, of GELCO's fee income for the year ended December 31, 2021.

(8) Concentration of Credit Risk

GELCO maintains the bulk of its cash balances in two financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. GELCO has not experienced any losses in these accounts. At December 31, 2021, GELCO does not have any uninsured cash balances.

(9) Commitments and Contingencies

In the ordinary course of business, GELCO is subject to inquiries from certain regulators. There are no pending regulatory inquiries to which GELCO is a party for which management believes the ultimate outcome would have a material adverse effect on its financial position.

(10) COVID-19

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic which continues to spread throughout the United States and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The outbreak could have a continued material adverse impact on economic and market conditions and continue to trigger periods of global economic slowdown. While the continuing development and distribution of vaccines presents the real possibility of ultimate containment of COVID-19, the outbreak continues to present ongoing uncertainty and risk with respect to GELCO, its performance, and its financial results.

(11) Evaluation of Subsequent Events

GELCO has evaluated subsequent events through February 28, 2022, the date which the financial statements were available to be issued. GELCO does not note any subsequent events requiring disclosure or adjustment to the financial statements.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF
DECEMBER 31, 2021

SCHEDULE 1

GELBAND & CO., INC.
Schedule of Computation of Net Capital
Under SEC Rule 15c3-1
As of December 31, 2021

Total stockholder's equity per statement of financial condition	$ 101,556
Non-allowable assets:	
Due from affiliate	1,851
Net capital before haircuts on securities positions	99,705
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	
Trading and investment securities	600
Net capital	$ 99,105
Aggregate indebtedness:	
Income taxes payable	$ 187
Percentage of aggregate indebtedness to net capital	0.19%
Minimum capital required	$ 5,000
Excess of net capital over minimum requirement	$ 94,105
Excess net capital at 1000%	$ 93,105

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile the difference, if any, in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 99,105
Net capital per audited report	$ 99,105

The preceding notes are an integral part of this supplemental information.

GELBAND & CO., INC.
OTHER INFORMATION
December 31, 2021

Computation for Determination of the Reserve Requirements For Brokers and Dealers Pursuant to Rule 15c3-3 Under The Securities Exchange Act of 1934

Gelband & Co., Inc. ("the Company") did not have any requirement pursuant to Rule 15c3-3 as it operated in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 Under The Securities Exchange Act of 1934

Gelband & Co., Inc. ("the Company") did not have any requirement pursuant to Rule 15c3-3 as it operated in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff and did not maintain possession or control of any customer funds or securities as of December 31, 2021.

The preceding notes are an integral part of this supplemental information.

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Gelband & Co., Inc.

We have reviewed management's statements, included in the accompanying Gelband & Co., Inc. Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which Gelband & Co., Inc. ("the Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §16c3-3 and the Company is also filing this Exemption Report because the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: Broker selling tax shelters or limited partnership in primary distributions; Private placement of securities; The Company may, following the completion of a primary distribution of a tax shelter or limited partnership interests (qualifying as securities under the Securities Acts) or a private placement, act as "finder" with respect to certain of the securities that it has distributed or privately placed. The Company would introduce the seller and buyer without, as a general rule, negotiating any of the terms (price, quantity) of the transaction. In connection with such transactions, the Company will not receive nor hold any funds or securities; The Company intends to engage in various corporate finance activities such as assisting corporations in their marketing and strategic planning activities and providing advice in connection with corporate restructurings; Providing research services to one or more institutions or high net worth individual and referring certain such investors to selling group members participating in best efforts underwritings though not offering or selling securities nor receiving any funds or securities in connection with such underwritings; and Best Efforts Underwriter but not acting or being identified as acting in a Firm Commitment Underwriting in any capacity. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Management of Gelband & Co., Inc. is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gelband & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Raines & Fischer LLP

New York, New York
February 28, 2022

GELBAND & CO., INC.
Management Statement Regarding Compliance with the Exemption Provisions of SEC Rule 15c3-3
For the Year Ended December 31, 2021

Gelband & Co., Inc. ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: Broker selling tax shelters or limited partnership in primary distributions; Private placement of securities; The Company may, following the completion of a primary distribution of a tax shelter or limited partnership interests (qualifying as securities under the Securities Acts) or a private placement, act as "finder" with respect to certain of the securities that it has distributed or privately placed. The Company would introduce the seller and buyer without, as a general rule, negotiating any of the terms (price, quantity) of the transaction. In connection with such transactions, the Company will not receive nor hold any funds or securities; The Company intends to engage in various corporate finance activities such as assisting corporations in their marketing and strategic planning activities and providing advice in connection with corporate restructurings; Providing research services to one or more institutions or high net worth individual and referring certain such investors to selling group members participating in best efforts underwritings though not offering or selling securities nor receiving any funds or securities in connection with such underwritings; and Best Efforts Underwriter but not acting or being identified as acting in a Firm Commitment Underwriting in any capacity. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Gelband & Co., Inc.

I, Alan Gelband, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Alan Gelband

Title: President

February 28, 2022